Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 20, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
13/09/2021	9,000	186.2595	1,676,335.50	3,700	218.1659	807,213.83	685,240.94	12,700	185.9509	2,361,576.44
15/09/2021	9,000	187.4421	1,686,978.90	5,505	220.8198	1,215,613.00	1,028,089.48	14,505	187.1815	2,715,068.38
17/09/2021	10,000	185.4479	1,854,479.00	5,120	216.6603	1,109,300.74	941,681.44	15,120	184.9312	2,796,160.44
Total	28,000	186.3498	5,217,793.40	14,325	218.6476	3,132,127.57	2,655,011.86	42,325	186.0084	7,872,805.26

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till September 17, 2021, the total invested consideration has been:
•Euro 112,207,172.26 for No. 648,395 common shares purchased on the MTA
•USD 33,169,551.26 (Euro 27,842,612.35*) for No. 157,620 common shares purchased on the NYSE

As of September 17, 2021, the Company held in treasury No. 9,718,526 common shares equal to 3.78% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until September 17, 2021, the Company has purchased a total of 4,533,200 own common shares on MTA and NYSE for a total consideration of Euro 643,472,017.77.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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